DC



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05047137

March 9, 2005

John Griffith Johnson, Jr.
Paul, Hastings, Janofsky & Walker LLP
875 15th Street N.W.
Washington, DC 20005

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/9/2005

Re: BioMarin Pharmaceutical Inc.
Incoming letter dated January 28, 2005

Dear Mr. Johnson:

This is in response to your letter dated January 28, 2005 concerning the shareholder proposal submitted to BioMarin by Caduceus Capital III L.P., Caduceus Capital Master Fund Limited and Caduceus Capital II L.P. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Samuel D. Isaly
Managing Partner
OrbiMed Advisors LLC
767 Third Avenue, 30th Floor
New York, NY 10017

Paul Hastings
ATTORNEYS

Paul, Hastings, Janofsky & Walker LLP
875 15th Street, N.W. • Washington, DC 20005
telephone 202 551 1700 • facsimile 202 551 1705 • www.paulhastings.com

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johngriffithjohnson@paulhastings.com

January 28, 2005


RECD S.E.C.
JAN 2 8 2005
1086

BY HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington D.C., 20549

Re: BioMarin Pharmaceutical Inc. – Omission of Shareholder Request Pursuant to Rule 14a-8

Dear Sir or Madam:

We are writing on behalf of our client, BioMarin Pharmaceutical Inc., a Delaware corporation ("BioMarin"), pursuant to Rule 14a-8(j)(1) under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, to respectfully request the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the United States Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if BioMarin omits a request submitted by Cadecus Capital III L.P., Cadecus Capital Master Fund Limited and Cadecus Capital II L.P. (collectively, "Cadecus," and such request, the "Cadecus Request") from the BioMarin proxy materials (the "Proxy Materials") to be distributed in connection with its 2005 annual meeting of stockholders (the "Annual Meeting").

Pursuant to Rule 14a-8(j)(2), we are enclosing six copies of (i) this letter and (ii) the Cadecus Request dated January 14, 2005 submitted by Cadecus, attached hereto as Exhibit A. In accordance with Rule 14a-8(j)(1), a copy of this submission is being sent simultaneously to Cadecus.

I. Introduction.

BioMarin received the Cadecus Request on January 14, 2005. The Cadecus Request requests that BioMarin's Corporate Governance and Nominating Committee (the "Nominating Committee") nominate and recommend three nominees submitted by Cadecus for election to the board of directors of BioMarin at the Annual Meeting. Rule 14a-8 provides that a company must include in its proxy materials a timely submitted shareholder proposal, unless the proposal may be omitted under one of the circumstances described in Rule 14a-8(i).

BioMarin does not believe, and we concur, that the Cadecus Request is not a shareholder proposal, as that term is defined under Rule 14a-8. However, to the extent that the Staff disagrees with our assessment, BioMarin intends to omit the Cadecus Request from the Proxy Materials in reliance on Rule 14a-8(i)(8).

II. The Cadecus Request Does Not Constitute a Proposal Under Rule 14a-8.

The Cadecus Request states that it was submitted to BioMarin in accordance with the following guidelines set forth in BioMarin's proxy statement for the 2004 annual meeting of its stockholders (the "2004 Proxy Statement").

> "The Corporate Governance and Nominating Committee will consider nominees recommended by stockholders if such nominations have been submitted in writing, accompanied both by a description of the proposed nominee's qualifications and an indication of the consent of the proposed nominee and the relevant biographical information. The recommendation should be addressed to the Corporate Governance and Nominating Committee in the care of the Secretary of the Company. Recommendations for consideration for the 2005 Annual Meeting must be received by the Company by January 15, 2005." (2004 Proxy Statement, page 5.)

BioMarin did not intend for the foregoing language to cover shareholder proposals. The language was included in response to Exchange Act Schedule 14A, Item 7, paragraph (d)(2)(ii)(E), which is a disclosure requirement that is unrelated to Rule 14a-8. In another section of the 2004 Proxy Statement titled "Submission of Stockholder Proposals for 2005 Annual Meeting," which responds to Rule 14a-5(e)(1) and is therefore expressly intended to address Rule 14a-8, BioMarin discussed the procedure for the submission of stockholder proposals for the 2005 annual meeting of stockholders. (2004 Proxy Statement, page 2.) In addition, the Cadecus Request did not include any explanation in support of the request contained in the Cadecus Request for inclusion in proxy materials, as would typically be found in a shareholder proposal.

BioMarin believes that Cadecus did not intend that the Cadecus Request constitute a shareholder proposal under Rule 14a-8. Evidence of this fact is the failure to comply with all of the procedure requirements referenced in Rule 14a-8. For example, under Rule 14a-8(b), a shareholder must prove that it is eligible to submit a proposal under Rule 14a-8 by including in its proposal, among other items, a written statement that the stockholder intends to continue to hold its securities through the date of the meeting of shareholders. The Cadecus Request did not include such a statement.

III. If the Cadecus Request Constitutes a Proposal Under Rule 14a-8, the Cadecus Request is Properly Omitted Under Rule 14a-8(i)(8).

If the Staff considered the Cadecus Request a "shareholder proposal" under Rule 14a-8, BioMarin intends to exclude it from the Proxy Materials on the basis of Rule 14a-8(i)(8). Pursuant to Rule 14a-8(i)(8), a company may exclude from its proxy materials a proposal that "relates to an election for membership on the company's board of directors or analogous governing body." Specifically, the Staff has found that stockholder proposals seeking to include shareholder nominees in the company's proxy materials may be excluded under Rule 14a-8(i)(8) (or its predecessor, Rule 14a-8(c)(8)) because such proposals "rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors." Eastman Kodak Co. (February 28, 2003); The Bank of New York Co., Inc. (avail. Feb. 28, 2003); AOL Time Warner Inc. (February 28, 2003); and Citigroup Inc. (April 14, 2003) (all permitting exclusion of a proposal to amend the bylaws to require that the company include the name, along with certain disclosures and statements, of any person nominated for election to the board by a stockholder who beneficially owns 3% of more of the company's outstanding common stock). See also Anacomp. Inc. (avail. December 23, 2003); Storage Technology Corp. (avail. Mar. 22, 2002); General Motors Corp. (avail. Mar. 22, 2001); Oxford Health Plans, Inc., (avail. Feb. 23, 2000); The Coca-Cola Co. (avail. Jan. 24, 2000); Citigroup Inc. (avail. Jan. 21, 2000); BellSouth Corp. (avail. Feb. 4, 1998); and Unocal Corp. (avail. Feb. 8, 1991). Furthermore, the Commission has stated that the "principal purpose of [subparagraph (i)(8)] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules...are applicable thereto." Exchange Act Release No. 34-12598 (July 7, 1976). The Cadecus Request is not a request for consideration of the way directors are nominated or the qualifications of directors. Instead, it is exclusively a request for the Nominating Committee to nominate and recommend three members to BioMarin's board. Therefore, the Cadecus Request, if deemed to be a shareholder proposal, may be properly omitted under Rule 14a-8(i)(8).

IV. Conclusion.

For the reasons referenced above, BioMarin requests that the Staff concur with BioMarin's views that the Cadecus Request may be properly omitted from the Proxy Materials because the Cadecus Request does not constitute a shareholder proposal under Rule 14a-8, or, alternatively, because the Cadecus Request is excludable under Rule 14a-8(i)(8) because it relates to the election of directors. Should the Staff disagree with BioMarin's position or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (202) 551-1724 or Siobhan McBreen Burke at (213) 683-6282.

Sincerely,



John Griffith Johnson, Jr.
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

Exhibit A
Cadecus Request

CADUCEUS CAPITAL III L.P.
CADUCEUS CAPITAL MASTER FUND LIMITED
CADUCEUS CAPITAL II L.P.

January 14, 2005

VIA FACSIMILE AND EMAIL
Corporate Governance and Nominating Committee
BioMarin Pharmaceutical Inc.
C/o Secretary of the Company
105 Digital Drive
Novato, California 94949

Dear members of the Corporate Governance and Nominating Committee:

In accordance with the guidelines set forth in the BioMarin Pharmaceuticals Inc. ("BioMarin") Proxy Statement For 2004 Annual Meeting of Stockholders (the "2004 Proxy Statement"), the undersigned stockholders of BioMarin respectfully request that the BioMarin Corporate Governance and Nominating Committee (the "Committee") nominate and recommend the following individuals for election as directors of BioMarin at the BioMarin 2005 Annual General Meeting: Richard B. Brewer, David W. Gryska, and Joseph Klein, III. OrbiMed Advisors LLC or its affiliate, OrbiMed Capital LLC, act as general partner or investment advisor and are authorized to act on behalf of the undersigned stockholders. The Caduceus family of funds owns 2,118,800 shares of common stock of BioMarin. Our request is also supported by and submitted on behalf of the following stockholders for whom OrbiMed Advisors LLC or its affiliates directly or indirectly exercise control over the voting and disposition of the shares of BioMarin common stock owned by such stockholders (collectively these stockholders own an additional 3,305,200 shares of common stock of BioMarin, as indicated): Topanga XIII Inc. (156,000 shares), certain funds associated with Knightsbridge (721,700), UBS Eucalyptus Fund, LLC (1,200,000 shares), UBS Eucalyptus Fund, Ltd. (127,500 shares), HFR SHC Aggressive Master Trust (224,000 shares), and Finsbury Worldwide Pharmaceutical Trust PLC (876,000 shares).

Consistent with the guidelines set forth in the 2004 Proxy Statement, we attach as annex A to this letter brief professional biographies of the three individuals describing their qualifications and confirm that each of the three has consented to our proposing their nomination to the Committee. We would be happy to provide the Committee with any additional information that it may reasonably deem appropriate regarding our three proposed nominees in order to assist the Committee with its consideration of our request, including arranging for the Committee to meet with our proposed nominees. In addition, we would be happy to discuss with the Committee our reasons for proposing these gentlemen for nomination, as well as our view of their qualifications.

Please contact Samuel Isaly of OrbiMed Advisors at (212) 739-6400 regarding all matters relating to our request.

Very truly yours,

CADUCEUS CAPITAL III L.P.
By OrbiMed Advisors LLC, general partner

By: 
Name: Samuel D. Isaly
Title: Managing Partner

CADUCEUS CAPITAL MASTER FUND LIMITED
By OrbiMed Capital LLC, investment advisor

By: 
Name: Samuel D. Isaly
Title: Managing Partner

CADUCEUS CAPITAL II L.P.
By OrbiMed Advisors LLC, general partner

By: 
Name: Samuel D. Isaly
Title: Managing Partner

cc: Richard B. Brewer
David W. Gryska
Joseph Klein, III

712945

ANNEX A

Richard B. Brewer
Mr. Brewer is the founding partner of Crest Asset Management, a management advisory and investment firm, a position he has held since January 2003. From September 1998 until February 2004, Mr. Brewer served as Chief Executive Officer and President of Scios Inc., a biopharmaceutical company. From 1996 until 1998, Mr. Brewer served as the Chief Operating Officer at Heartport, a cardiovascular device company. From 1984 until 1995, Mr. Brewer was employed by Genentech, Inc. and served as its Senior Vice President of Sales and Marketing, and Senior Vice President of Genentech Europe and Canada.

Mr. Brewer is an advisory board member for the Center for Accelerating Medical Solutions, a non-profit organization dedicated to expediting the discovery and development of life-saving drugs.

Mr. Brewer is a director of Corgentech Inc. and Dendreon Corporation, two publicly traded biopharmaceutical companies, and Agensys, Inc., a privately-held biotechnology company.

He is an advisory board member at the Kellogg Graduate School of Management Center for Biotechnology at Northwestern University. Mr. Brewer holds a B.S. from Virginia Polytechnic Institute and an M.B.A. from Northwestern University.

David W. Gryska
David W. Gryska is currently a director of CoTherix Inc., a biopharmaceutical company focused on licensing, developing and commercializing therapeutic products for the treatment of cardiopulmonary and other chronic diseases. Mr. Gryska also serves as a member of the audit committee of CoTherix Inc.

Mr. Gryska served for six years at Scios, Inc., a biopharmaceutical company, most recently as Senior Vice President and Chief Financial Officer, where he led the transaction effort for the successful sale of the company to Johnson & Johnson for $2.4 billion in February 2003.

Previously Mr. Gryska served as Vice President of Finance and Chief Financial Officer at Cardiac Pathways, a medical device company which was later acquired by Boston Scientific Corporation.

Prior to Cardiac Pathways, Mr. Gryska served as a partner at Ernst & Young LLP, an accounting firm. During his eleven years at Ernst & Young LLP, he focused on technology industries, with an emphasis on biotechnology and healthcare companies. Mr. Gryska holds a B.A. in accounting and finance from Loyola University and an M.B.A. from Golden Gate University.

Joseph Klein, III
Mr. Klein is currently Managing Director of Gauss Capital Advisors, LLC, a financial consulting and investment advisory firm which he founded in March 1998.

In addition to his investment advisory and financial consulting activities, Mr. Klein currently serves as a Venture Partner of Red Abbey Venture Partners, LP, a life science venture capital fund formed by Frank Bonsal, Sydney Brenner, Philip Goelet, and Matt Zuga. Mr. Klein is a Director of three publicly held biotechnology companies: Genaissance Pharmaceuticals of New Haven, Guilford Pharmaceuticals of Baltimore, and NPS Pharmaceuticals of Salt Lake City. He is the Chairman of the Audit Committee of one of these companies and serves as the "audit committee financial expert" at two of these companies. He serves on the Board of the Jewish Big Brother Big Sister League, and is a member of the Second Investment, Asset Allocation, and Executive Investment Committees of the Associated: Baltimore Jewish Community Federation.

From September 2001 to September 2002, Mr. Klein served as a Venture Partner of MPM Capital, one of the largest healthcare venture capital firms in the world with over $2.2 billion under management. From June 1999 to September 2000 when it merged with WebMD, Mr. Klein served as Vice President, Strategy for Medical Manager Corporation, a physician office management information systems vendor. From June 1998 to June 1999, Mr. Klein served as the Health Care Investment Analyst for The Kaufmann Fund, Inc., an open-ended mutual fund. From December 1995 to February 1998, Mr. Klein was founding Portfolio Manager and Chairman of the Investment Advisory Committee of the T. Rowe Price Health Sciences Fund, Inc. During the two years that he managed the Fund, the T. Rowe Price Health Sciences Fund was the third best performing of 18 health care funds monitored by Lipper Analytical, and was the top performing health care fund in 1996, when assets under management grew from $2 million to just under $300 million. For over nine years from 1989 to March 1998, Mr. Klein served as Vice President and Health Care Investment Analyst for T. Rowe Price Associates, Inc., an investment management firm. He holds an M.B.A. from the Stanford Graduate School of Business and a B.A. *summa cum laude* in economics from Yale University, where he was elected to Phi Beta Kappa and won the Charles Heber Dickerman Prize for his Senior Essay, *The Performance of the Yale Endowment Fund*: In Search of Lux et Veritas.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 9, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: BioMarin Pharmaceutical Inc.
Incoming letter dated January 28, 2005

The submission relates to nominations to BioMarin's board of directors.

It is unclear whether the submission involves a rule 14a-8 issue, or, questions regarding nomination procedures, a matter we do not address. To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that BioMarin may exclude it under rule 14a-8(i)(8), as relating to an election to BioMarin's board of directors, and we will not recommend enforcement action to the Commission if BioMarin omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8). To the extent the submission involves a question of BioMarin's nomination procedures, rule 14a-8 would not be implicated.

Sincerely,



Robyn Manos
Special Counsel